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                      METROPOLITAN LIFE INSURANCE COMPANY

                                [200 Park Place

                              New York, NY 10166]

CASH LOAN RIDER

This rider is made a part of the group contract and/or Certificate of Participation to which it is attached. The date of issue of the rider is the date the rider is attached to the contract or certificate, unless a different date is shown on the Contract or Certificate Specifications page. This rider supersedes any existing language contained in the contract, certificate or any attached rider/endorsement.

The Contract Owner, or Participants if so authorized, may request a loan on their Individual Account by Written Request to Us as stated below:

    1. the loan must be requested before the due date of the first Annuity payment; and

    2. will be made without the consent of any Beneficiary or other party unless irrevocably named, or unless such consent is required by law; and

    3. cannot exceed the maximum loan amount as stated below.

We may defer granting a loan for the period permitted by law but not for more than six months. We will not grant an additional loan from an Individual Account until the first loan has been repaid in full. The minimum and maximum loan amounts are stated below.

A loan may only be taken from the Fixed Account. A transfer of Cash Value from the Underlying Funds to the Fixed Account must be made by Written Request prior to our granting the loan. The amount transferred to the Fixed Account will be taken on a pro rata basis from each of the Underlying Funds which have Cash Value, unless We are instructed otherwise. An express condition of Us lending the loan amount to the Participant is that the Participant will grant Us a security interest in the Cash Value of the Fixed Account equal to the loan amount.

                     LOANS NOT SUBJECT TO TITLE I OF ERISA

MINIMUM LOAN AMOUNT:          $1,000

MAXIMUM LOAN AMOUNT:          Participants may borrow 80% of the Cash Value for
                              accounts with balances up to $12,500;

                              $10,000 for accounts with balances between $12,500 and $20,000;

                              For accounts with balances over $20,000, Participants may borrow the lesser of $50,000 reduced by the highest total amount of loans outstanding during the prior 12 month period, or 50% of their nonforfeitable accrued benefit under the contract, subject to employer approval.

LOAN INTEREST RATE:           The maximum loan interest rate is 7.4% per year
                              payable in advance. The loan interest rate in effect upon loan origination will remain constant throughout the term of the loan.

                       LOANS SUBJECT TO TITLE I OF ERISA

MINIMUM LOAN AMOUNT:          $1,000

MAXIMUM LOAN AMOUNT:          Participants may borrow the lesser of $50,000
                              reduced by the highest total amount of loans outstanding during the prior 12 month period, or 50% of their nonforfeitable accrued benefit under the contract, subject to employer approval.

LOAN INTEREST RATE:           The maximum loan interest rate, which is payable
                              in advance, will not exceed the greater of the following:

                              1. the published monthly average for the calendar
                                 month ending two months before the date on which the rate is determined; (the average to be used for the purpose of this provision will be Moody's Corporate Bond Yield Average or substantially similar average as designated by regulation); or

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                              2. the rate used to compute the Cash Surrender
                                 Value under the Fixed Account during the applicable period plus 1% per annum.

The interest rate will be reviewed and subject to change every twelve months and may be increased at the specified interval whenever the rate charged is at least 1/2% per annum less than the current maximum. The interest rate will be decreased at the specified interval whenever it exceeds the current maximum by 1/2% per annum. We will provide advance notice of any change in the interest rate of any outstanding loan in accordance with the terms of the loan.

            EFFECT OF A LOAN ON THE CASH VALUE OF THE FIXED ACCOUNT

While a loan remains outstanding, the Cash Value of a Participant's Fixed Account that is equal to the loan amount will be credited with interest of not less than the Minimum Guaranteed Interest Rate for the Fixed Account stated on the Contract/Certificate Specifications page per year. We reserve the right to change the interest rate in the future, but it will never be less than the Minimum Guaranteed Interest Rate for the Fixed Account stated on the Contract/Certificate Specifications page per year.

While a loan remains outstanding, "Cash Value" of a Participant's Fixed Account equals:

    1. the Cash Value of a Participant's Fixed Account; less

    2. the amount of the outstanding loan and accrued interest.

The Cash Value may be reduced as stated in the Loan Principal and Interest Repayments section of this rider.

       EFFECT OF A LOAN ON THE CASH SURRENDER VALUE OF THE FIXED ACCOUNT

While a loan remains outstanding, the Cash Surrender Value of a Participant's Fixed Account equals:

    1. the Cash Surrender Value of a Participant's Fixed Account; less

    2. the amount of any outstanding loan and accrued interest.

   EFFECT OF A LOAN ON TRANSFERS FROM THE FIXED ACCOUNT TO UNDERLYING FUNDS

While a loan remains outstanding, the Cash Surrender Value of the Fixed Account is the maximum amount that may be transferred from the Fixed Account, to any of the Underlying Funds, subject to the restrictions of the Fixed Account Rider.

                    LOAN PRINCIPAL AND INTEREST REPAYMENTS

Loan repayment terms are set forth in the loan agreement. The loan may be repaid in full at any time without penalty.

Section 403(b) restricts withdrawals from your salary reduction elective deferral contributions (generally pre-tax contributions) or earnings on them until your age 59 1/2, termination of employment, death or disability. (As defined in Section 72(m) of the Internal Revenue Code, a person is considered disabled if he/she is unable to engage in any substantial gainful activity by reason of any medically determinable physical or mental impairment which can be expected to result in death or to be of long-continued and indefinite duration.) Withdrawals from contributions, but not earnings, may be made in the case of financial hardship. Transfers to other 403(b) funding vehicles may be made if otherwise permitted by this contract, and Federal income tax rules.

If the entire repayment amount due is not paid by the due date, one of the following events will occur until the Internal Revenue Service rules otherwise:

    1. If there is Cash Value in the Individual Account that is unrestricted and is sufficient to pay the entire repayment or a portion of the repayment amount due, We will surrender the repayment amount due from the unrestricted Cash Value in the Individual Account. Cash Value of an Individual Account that is unrestricted consists of any amount that is:

           a) not restricted as stated above according to the Internal Revenue Code; and

           b) attributable to Purchase Payments made by the Participant.

       When the repayment amount due is surrendered from the Cash Value of the Individual Account, the Cash Value will also be reduced by:

           a) any amounts deducted on surrender, if applicable, which are shown on the Contract/Certificate Specifications page; plus

           b) any applicable Premium Tax not previously deducted; plus

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           c) any applicable Federal or State Income Tax due in accordance with federal and state tax regulations in effect on the date of the surrender.

    2. When the entire repayment amount due cannot be paid as described in item 1 above due to 403(b) withdrawal restrictions, plan restrictions or insufficient cash value, We will send a reminder notice that the amount has not been paid in accordance with the terms of the loan. If that repayment amount due is not paid within 60 days of the date of Our notice, the outstanding loan plus any accrued interest will be considered a loan in default. This entire outstanding loan amount will be reported to the Internal Revenue Service as a taxable distribution; consult your tax advisor to obtain all necessary tax advice concerning the tax consequences. We will not send anymore periodic payment reminders. Interest will continue to be charged and credited to the loan in default while the loan is outstanding. Repayment of the outstanding loan principal and/or accrued interest will be allowed at any time to prevent accrual of interest charges but will not reverse any prior adverse tax consequences due to default.

       At or after the end of the agreed upon loan repayment period as described above, when an event occurs that is recognized under federal tax law or regulations as one which allows the Cash Value of an Individual Account to be distributed, the Cash Value will be reduced by:

           a) the amount of the outstanding loan plus any accrued interest; plus

           b) the amounts deducted on surrender, if applicable, which are shown on the Contract/Certificate Specifications page; plus

           c) any applicable Premium Tax not previously deducted; plus

           d) any applicable Federal or State Income Tax due in accordance with federal and state tax regulations in effect on the date of the surrender;

       and the loan will be considered as no longer outstanding.

Metropolitan Life Insurance Company has caused this Rider to be signed by its [President]

[Graphic]

[President]

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